UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 11)

                    Under the Securities Exchange Act of 1934


                   CONTINENTAL INFORMATION SYSTEMS CORPORATION
                                (Name of Issuer)

                           COMMON STOCK $.01 PAR VALUE
                         (Title of Class of Securities)

                                    211497102
                                 (CUSIP Number)


                             ERIC L. GOLDBERG, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                       505 PARK AVENUE, NEW YORK NY 10022
                                 (212) 753-7200
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 August 8, 2002
             (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act. but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 211497102               SCHEDULE 13D                 PAGE 2 OF 9 PAGES


1        NAME OF REPORTING PERSON:  Michael Rosen

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                           S.S. No. ###-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
         (see instructions)                                              (b) [x]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (see instructions)
                                       OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States

--------------------------------------------------------------------------------
      NUMBER OF            7        SOLE VOTING POWER
        SHARES                      25,000 (See Item 5)
     BENEFICIALLY                   --------------------------------
       OWNED BY            8        SHARED VOTING POWER
         EACH                       0 (See Item 5)
      REPORTING                     --------------------------------
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                       25,000 (See Item 5)
                                    --------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0 (See Item 5)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           25,000 (See Item 5)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                          [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.5% (See Item 5)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
                                       IN

CUSIP NO. 211497102               SCHEDULE 13D                 PAGE 3 OF 9 PAGES


1        NAME OF REPORTING PERSON:  Leslie Gruss

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                           S.S. No. ###-##-####

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
         (see instructions)                                   (b) [x]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (see instructions)
                                       OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           United States

--------------------------------------------------------------------------------
      NUMBER OF            7        SOLE VOTING POWER
        SHARES                      0  (See Item 5)
     BENEFICIALLY                   ----------------------------
       OWNED BY            8        SHARED VOTING POWER
         EACH                       0 (See Item 5)
      REPORTING                     ----------------------------
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                       0 (See Item 5)
                                    ----------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0 (See Item 5)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           0 (See Item 5)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                  [ ]
                           (See Item 5)

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           0.0% (See Item 5)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
                                       IN

CUSIP NO. 211497102               SCHEDULE 13D                 PAGE 4 OF 9 PAGES


1        NAME OF REPORTING PERSON:
                           Emanuel Gruss and Leslie Gruss as Trustees
                           FBO Ripton Philip Gruss Rosen
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
                           EID No. 13-6960809

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
         (see instructions)                                   (b) [x]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (see instructions)
                                       OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York

--------------------------------------------------------------------------------
      NUMBER OF            7        SOLE VOTING POWER
        SHARES                      65,831 (See Item 5)
     BENEFICIALLY                   -----------------------------
       OWNED BY            8        SHARED VOTING POWER
         EACH                       0 (See Item 5)
      REPORTING                     -----------------------------
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                       65,381 (See Item 5)
                                    -----------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0 (See Item 5)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           65,381 (See Item 5)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                   [X]
                           (See Item 5)

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.3% (See Item 5)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
                                       OO

CUSIP NO. 211497102               SCHEDULE 13D                 PAGE 5 OF 9 PAGES


1        NAME OF REPORTING PERSON:
                           Emanuel Gruss and Leslie Gruss as Trustees
                           FBO Morgan Alfred Gruss Rosen
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
                           EID No. 13-7012429

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
         (see instructions)                                   (b) [x]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (see instructions)
                                       OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York

      NUMBER OF            7        SOLE VOTING POWER
        SHARES                      61,293 (See Item 5)
     BENEFICIALLY                   ------------------------------
       OWNED BY            8        SHARED VOTING POWER
         EACH                       0 (See Item 5)
      REPORTING                     ------------------------------
        PERSON             9        SOLE DISPOSITIVE POWER
         WITH                       61,293 (See Item 5)
                                    ------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0 (See Item 5)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           61,293 (See Item 5)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (see instructions)                   [X]
                           (See Item 5)

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.2% (See Item 5)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (see instructions)
                                       OO

CUSIP NO. 211497102               SCHEDULE 13D                 PAGE 6 OF 9 PAGES


                  This Schedule 13D filing further amends and supplements the
Schedule 13D of Issuer (Amendment No. 10), filed by Michael Rosen, Leslie Gruss, Emanuel Gruss and Leslie Gruss as Trustees FBO Ripton Philip Gruss Rosen and Emanuel Gruss and Leslie Gruss as Trustees FBO Morgan Alfred Gruss Rosen. Except as specifically amended by this filing, there has been no material change in the information previously reported with respect to the Reporting Persons filing herein and this filing incorporates by reference the information contained in all previous filings relating to or regarding such Reporting Persons.

Item 2.

                  All of the persons filing this Schedule 13D have been previously identified as Reporting Persons in the Schedule 13D of Issuer filed by them, as amended to date.

                  Michael Rosen is no longer a shareholder, director, or officer of the Issuer.

Item 5.           Interest in Securities of the Issuer

                  The following table sets forth the number of shares of the common stock of the issuer which is beneficially owned by each Reporting Person and by all of the Reporting Persons in the aggregate as a group, together with the percentage of such common stock beneficially owned by each Reporting Person and all Reporting Persons in the aggregate as a group as of the date hereof. Each Reporting Person has sole power to vote and dispose of the shares of such common stock which are beneficially owned by such Reporting Person.

                                Number of Shares        Percentage of Common
Name                            Beneficially Owned      Stock Beneficially Owned
----                            ------------------      ------------------------

Michael Rosen                   25,000 (1)                       0.5%(2)

Leslie Gruss                    0(3)                             0.0%(2)

Emanuel Gruss and
Leslie Gruss as Trustees
FBO Ripton Philip
Gruss Rosen                     65,381(4)                        1.3%(2)

Emanuel Gruss and
Leslie Gruss as Trustees
FBO Morgan Alfred
Gruss Rosen                     61,293(5)                        1.2%(2)

All of the Reporting Persons
in the Aggregate as a Group    151,674(6)                        2.9%(2)

CUSIP NO. 211497102               SCHEDULE 13D                 PAGE 7 OF 9 PAGES


----------
(1) Michael Rosen's options to acquire 33,333 shares of common stock of Issuer expired unexercised on July 18, 2002. Michael Rosen resigned his position with the Company on June 20, 2002 and, as a result, his remaining options to acquire 25,000 shares of common stock of Issuer will expire on September 20, 2002 unless exercised prior to then. Michael Rosen disclaims beneficial ownership of any other shares of Issuer.

(2) For Michael Rosen and for the total for All of the Reporting Persons in the Aggregate as a Group, the percentages are based on a total of 5,191,152 shares of Issuer, which represents 5,166,152 shares issued and outstanding, as stated in Issuer's most recent quarterly report on Form 10-Q for the quarter ended February 28, 2002 plus 25,000 treasury shares of Issuer on which Michael Rosen holds currently exercisable options. The percentages listed for other Reporting Persons are based on a total of 5,166,152 shares issued and outstanding.

(3) Leslie Gruss disclaims beneficial ownership of any other shares of Issuer other than those specifically listed in this footnote.

(4) Emanuel Gruss and Leslie Gruss as Trustees FBO Ripton Philip Gruss Rosen disclaim beneficial ownership of any other shares of Issuer except for the 65,381 shares listed in the table above.

(5) Emanuel Gruss and Leslie Gruss as Trustees FBO Morgan Alfred Gruss Rosen disclaim beneficial ownership of any other shares of Issuer except for the 61,293 shares listed in the table above.

         In the past 60 days, there have been the following transactions effected by the Reporting Persons, in block transactions conducted through private sales transactions and reported through the facilities of the NASDAQ OTC Bulletin Board in the class of securities reported herein:

Date                       Price Per Share           Aggregate Share Amount
----                       ---------------           ----------------------
August 8, 2002             $0.05                          57,198(1)
August 12, 2002            $0.05                          69,800(2)

     (1) Represents 33,135 shares of common stock sold by Michael Rosen and 24,063 shares of common stock jointly sold by Michael Rosen and Leslie Gruss.
     (2)      Represents 69,800 shares of common stock sold by Leslie Gruss.

         As of August 8, 2002, the Reporting Persons no longer beneficially owned five percent of common stock of the Issuer.

CUSIP NO. 211497102               SCHEDULE 13D                 PAGE 8 OF 9 PAGES



SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true and complete.

Dated:  August 22, 2002


                                                 /s/  Michael Rosen
                                                 -----------------------------
                                                      Michael Rosen





                                                 /s/  Michael Rosen
                                                 -----------------------------
                                                      Leslie Gruss, by Michael
                                                      Rosen, as Attorney-in-Fact





                                                 /s/  Michael Rosen
                                                 -----------------------------
                                                      Emanuel Gruss and
                                                      Leslie Gruss as Trustees
                                                      FBO Ripton Philip
                                                      Gruss Rosen, by Michael
                                                      Rosen, as Attorney-in-Fact





                                                 /s/  Michael Rosen
                                                 -----------------------------
                                                      Emanuel Gruss and
                                                      Leslie Gruss as Trustees
                                                      FBO Morgan Alfred
                                                      Gruss Rosen, by Michael
                                                      Rosen, as Attorney-in-Fact